Aflac Incorporated 2008 Form 10-K
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Years Ended December 31,

	2008	2007	2006	2005	2004

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$1,254	$1,634	$1,483	$1,483	$1,266

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	473,405	487,869	495,614	500,939	507,333
Dilutive effect of share-based awards	5,410	6,102	6,213	6,765	9,088

Weighted-average outstanding shares used in the computation of earnings per share — diluted	478,815	493,971	501,827	507,704	516,421

Earnings per share:
Basic	$2.65	$3.35	$2.99	$2.96	$2.49
Diluted	2.62	3.31	2.95	2.92	2.45